November 29, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:            Ken Schuler, Craig Arakawa, Mindy Hooker, Kevin Stertzel

Re:              Loma Negra Compañía Industrial Argentina Sociedad Anónima Form 20-F for the year ended December 31, 2021 Filed April 29, 2022 File No. 1-38262

Ladies and Gentlemen:

Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is submitting this letter in response to the comment letter dated November 17, 2022 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft Form 20-F for the year ended December 31, 2021, confidentially submitted to the Commission on April 29, 2022 (the “Draft Form 20-F”).

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following the paragraph number, is a reproduction of the comment included in the Comment Letter. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Form 20-F.

Form 20-F for the year ended December 31, 2021

General

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We have read your response to comment one noting that you have re-assessed your conclusion on effectiveness of your disclosure controls and procedures and that you believe that they were effective as of December 31, 2021. We continue to consider the omitted disclosures and information required to comply with SK 1300 to be material and do not agree with your assessment. Please revise to state that your disclosures controls and procedures were not effective as of December 31, 2021 in your amended Form 20-F.

As per the Staff’s request, the Company will re-conduct its assessment of disclosures controls and procedures and plans to file an amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2021 stating that its disclosures controls and procedures were not effective as of December 31, 2021.

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We appreciate in advance your time and attention to our responses.  Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +55 11 3147 5607 or Scott Levi of White & Case LLP at +1 212 819 8320.

Very truly yours,

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima

cc:            Sergio Damián Faifman
        Loma Negra Compañía Industrial Argentina Sociedad Anónima
  John Guzman, Esq.
  Scott Levi, Esq.
White & Case LLP

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